Suite 201, 42 Edward Street

Georgetown, Grand Cayman

P.O. Box 469, KY1-9006

Cayman Islands

July 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Purcell and Karina Dorin

Re:	Oxbridge Acquisition Corp. Registration Statement on Form S-4 File No. 333-270848

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-4 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on July 28, 2023, or as soon thereafter as practicable.

Very truly yours,

OXBRIDGE ACQUISITION CORP.

By:	/s/ Jay Madhu
Name:	Jay Madhu
Title:	Chief Executive Officer

cc:	Kate L. Bechen, Esq.
Peter F. Waltz, Esq.
Hallie D. Heath, Esq.